UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
Name:	Charles Wang
Title:	Chief Financial Officer

Date: November 30, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Tongjitang’s AGM to be held on December 23, 2009
99.2	Notice of Tongjitang’s AGM to be held on December 23, 2009

Exhibit 99.1
Tongjitang to Hold 2009 Annual General Meeting on December 23, 2009
SHENZHEN, China, November 30, 2009 — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it will hold its annual general meeting of shareholders for the fiscal year ended December 31, 2009 at the Company’s executive office on 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China on December 23, 2009 at 11 a.m. (local time). The meeting is being held to provide a forum for the Company’s chairman of the board of directors and chief executive officer to report on company affairs, and for management and holders of the Company’s ordinary shares or ADSs to discuss the progress and direction of the Company’s business. No proposal is expected to be submitted to the shareholders for voting at the meeting.
Holders of record of the Company’s ordinary shares at the close of business on December 7, 2009 (the “Record Date”) are entitled to receive notice of and to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) as of the Record Date are welcome to attend the meeting in person.
The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report and the notice of the 2009 annual general meeting can be accessed on the investor relations section of its website at http://www.tongjitang.com, as well as on the SEC’s website at http://www.sec.gov.
Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing to ir@tongjitang.com or by writing to:
5th Floor, Block B, Nanshan Medical Device Park,
1019 Nanhai Avenue, Nanshan District, Shenzhen,
Guangdong Province, China, Post Code 518067
Attention: Mr. Mingyue Gao
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
Ashley M. Ammon or Christine Duan
ICR, Inc.
203-682-8200 (Investor Relations)

Exhibit 99.2
TONGJITANG CHINESE MEDICINES COMPANY
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: TCM)

Notice Of Annual General Meeting
(or any adjournment thereof) to be held on December 23, 2009
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Tongjitang Chinese Medicines Company (the “Company”) will be held at the conference room on 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China on December 23, 2009 at 11 a.m. (local time), and at any adjournment(s) or postponement(s) thereof, for the following purposes:
1.
To provide a forum for the Company’s chairman of the board of directors (the “Board”) and chief executive officer to report on company affairs, and for management and shareholders to discuss the progress and direction of the Company’s business; and

2.	To transact any other business properly brought before the meeting.
The Board has fixed the close of business on December 7, 2009 as the record date (the “Record Date”) for determining the holders of record of the Company’s ordinary shares entitled to receive notice of and to attend the AGM or any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) as of the Record Date are welcome to attend the AGM in person.
Holders of the Company’s ordinary shares or ADS may obtain a copy of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, free of charge, from our website at www.tongjitang.com, or by writing to Mr. Mingyue Gao, Tongjitang Chinese Medicines Company, 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China, or by email to ir@tongjitang.com.
By Order of the Board of Directors,
Tongjitang Chinese Medicines Company

Xiaochun Wang
Chairman and Chief Executive Officer
Shenzhen, November 30, 2009

Executive Office:	Registered Office:
5th Floor, Block B	Maples Corporate Services Limited
Nanshan Medical Device Park	PO Box 309
1019 Nanhai Avenue, Nanshan District	Ugland House
Shenzhen, 518067 Guangdong Province	Grand Cayman, KY1-1104
People’s Republic of China	Cayman Islands

5